APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

ENDO LLC
Income Statement - unaudited
For the periods ended 11/30/22

	Current Period	Prior Period
	30-Nov-22	31-Dec-21
REVENUES		
Sales	$ 659,382.14	$ -
Other Revenue	-	-
TOTAL REVENUES	**659,382.14**	**-**
COST OF GOODS SOLD		
Cost of Sales	512,744.22	-
Supplies	25,119.59	-
Other Direct Costs	-	-
TOTAL COST OF GOODS SOLD	537,863.81	-
GROSS PROFIT (LOSS)	121,518.33	-
OPERATING EXPENSES		
Advertising and Promotion	14,286.78	-
Bank Service Charges	5,675.49	-
Business Licenses and Permits	-	-
Computer and Internet	-	-
Depreciation	-	-
Dues and Subscriptions	618.72	-
Insurance	-	-
Meals and Entertainment	552.55	-
Miscellaneous Expense	-	-
Office Supplies	-	-
Payroll Processing	-	-
Professional Services - Legal, Accounting	9,487.37	-
Occupancy	20,000.00	-
Rental Payments	-	-
Salaries	56,942.73	-
Payroll Taxes and Benefits	-	-
Travel	26.15	-
Utilities	-	-
Website Development	-	-
TOTAL OPERATING EXPENSES	107,589.79	-

OPERATING PROFIT (LOSS)	13,928.54	-
INTEREST (INCOME), EXPENSE & TAXES		
Interest (Income)	-	-
Interest Expense	-	-
Income Tax Expense	-	-
TOTAL INTEREST (INCOME), EXPENSE & TAXES	-	-
NET INCOME (LOSS)	$ 13,928.54	$ -

Endo LLC   Balance Sheet

Assets	2021	2022
Cash	-	34,909.75
Investments	-	-
Inventories	-	101,441.09
Accounts receivable	-	15,929.13
Pre-paid expenses	-	-
Other	-	-
Property and equipment	-	104,100.00
Leasehold improvements	-	20,000.00
Equity and other investments	-	252,595.58
Less accumulated depreciation	-	-
Goodwill	-	-
Total assets	**-**	**528,975.55**

Liabilities and owner's equity		
Current liabilities:	Previous Year	Current Year
Accounts payable	-	-
Accrued wages	-	-
Accrued compensation	-	-
Taxes payable	-	28,975.55
Unearned revenue	-	-
Other	-	-
Total current liabilities	-	28,975.55
Long-term liabilities:	Previous Year	Current Year
Mortgage payable	-	
Total long-term liabilities	-	-
Owner's equity:	Previous Year	Current Year
Investment capital	-	500,000.00
Accumulated retained earnings	-	-
Total owner's equity	-	500,000.00

Total liabilities and owner's equity	**-**	**528,975.55**

Balance	**-**	**(0.00)**

I, Stephen D Aarons, certify that:

1. The financial statements of Endo LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Endo LLC has not been included in this Form as Endo LLC was formed on 08/06/2021 and has not filed a tax return to date.

Signature   *Stephen D Aarons*

Name: Stephen D Aarons

Title: General Counsel